Ex-99.2

XL FINANCIAL ASSURANCE LTD.
(Incorporated in Bermuda)

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTH PERIODS ENDED
MARCH 31, 2004 AND 2003

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETS
AS AT MARCH 31, 2004 AND DECEMBER 31, 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2004	2003
Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2004 - $592,345; 2003 - $542,600)	$597,597	$543,748
Short-term investments, at fair value
(amortized cost: 2004 - $75,480; 2003 - $40,286)	75,521	40,312

Total investments available for sale	673,118	584,060

Cash and cash equivalents	4,944	26,346
Accrued investment income	4,091	7,420
Deferred acquisition costs	57,526	51,477
Prepaid reinsurance premiums	98,262	98,048
Reinsurance balances receivable	22,519	33,446
Unpaid losses and loss expenses recoverable	8,298	7,745
Amounts due from parent and affiliates	26,963	18,342
Derivative assets	7,462	4,826
Other assets	71	52

Total assets	$903,254	$831,762

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$37,743	$35,899
Deferred premium revenue	369,322	348,719
Reinsurance premiums payable	3,379	6,275
Net payable for investments purchased	20,095	13
Accounts payable and accrued liabilities	1,314	1,249
Derivative liabilities	3,625	7,018
Dividend payable on preferred shares	2,431	1,950

Total liabilities	$437,909	$401,123

Redeemable Preferred Shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
March 31, 2004 and December 31, 2003, respectively)	$44	$44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
March 31, 2004 and December 31, 2003, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	5,293	1,174
Retained earnings	200,152	169,565

Total shareholders’ equity	$426,345	$391,639

Total liabilities, redeemable preferred shares and shareholders’ equity	$903,254	$831,762

See accompanying notes to Condensed Financial Statements

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2004	2003

REVENUES :
Net premiums earned	$19,680	$13,188
Net investment income	5,140	4,070
Net realized gains on investments	4,880	703
Net realized and unrealized gains on derivative instruments	10,905	7,934

Total revenues	$40,605	$25,895

EXPENSES :
Losses and loss expenses	$1,291	$5,861
Acquisition costs	6,193	5,467
Operating expenses	2,054	765

Total expenses	$9,538	$12,093

NET INCOME	$31,067	$13,802

COMPREHENSIVE INCOME
Net income	$31,067	$13,802

Unrealized appreciation of investments	8,999	377
Less: reclassification for gains realized in income	4,880	703

Other comprehensive gain (loss)	$4,119	$(326)

COMPREHENSIVE INCOME	$35,186	$13,476

See accompanying notes to Condensed Financial Statements

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004 AND FOR THE YEAR
ENDED DECEMBER 31, 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2004	2003

Common Shares – Authorized
Number of shares, beginning of year and period	2,057	2,057

Number of shares, end of year and period	2,057	2,057

Common Shares – Issued
Balance - beginning of year and period	$247	$247

Balance - end of year and period	$247	$247

Additional Paid-in Capital
Balance - beginning of year and period	$220,653	$220,653

Balance - end of year and period	$220,653	$220,653

Accumulated Other Comprehensive Income
Balance - beginning of year and period	$1,174	$6,095
Other comprehensive income (loss)	4,119	(4,921)

Balance - end of year and period	$5,293	$1,174

Retained Earnings
Balance - beginning of year and period	$169,565	$100,046
Net income	31,067	76,161
Dividends on preferred shares	(480)	(6,642)

Balance - end of year and period	$200,152	$169,565

Total Shareholders’ Equity	$426,345	$391,639

See accompanying notes to Condensed Financial Statements

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2004	2003

Cash flows provided by operating activities:
Net income for the period	$ 31,067	$ 13,802
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gains on investments	(4,880)	(703)
Amortization of discount on fixed maturities	1,815	(223)
Net realized gains on investment derivatives	(19)	(1,244)
Net realized and unrealized losses (gains) on credit derivatives
excluding cash received and paid	(6,029)	732
Accrued investment income	3,329	163
Reinsurance premiums receivable	10,927	(3,369)
Deferred acquisition costs	(6,049)	(3,011)
Prepaid reinsurance premiums	(214)	(1,196)
Unpaid losses and loss expenses recoverable	(553)	(1,743)
Amounts due from parent and affiliates	(8,621)	1,437
Accounts payable and accrued liabilities	65	(853)
Reinsurance premiums payable	(2,896)	(16,049)
Deferred premium revenue	20,603	18,504
Unpaid losses and loss expenses	1,844	7,602
Other assets and liabilities	(19)	(19)

Total adjustments	9,303	28

Net cash provided by operating activities	40,370	13,830

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	1,375,699	59,768
Proceeds from redemption of fixed maturities and short-term investments	81,950	1,342,574
Purchase of fixed maturities and short-term investments	(1,519,421)	(1,480,645)

Net cash used in investing activities	(61,772)	(78,303)

Decrease in Cash and Cash Equivalents	(21,402)	(64,473)

Cash and Cash Equivalents – Beginning of period	26,346	125,073

Cash and Cash Equivalents – End of period	$ 4,944	$ 60,600

See accompanying notes to Condensed Financial Statements

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

1. Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At March 31, 2004 and December 31, 2003, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit derivative execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. The Company's reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On June 30, 2003, the Company terminated the agreement. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies

Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2004 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2003 financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended March 31, 2004 and 2003 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit derivative instruments.

Acquisition Costs

Certain costs incurred, relating to and varying with the production of new business, have been deferred. These costs include ceding commissions paid to the reinsured. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of deferred acquisition costs. The deferred acquisition costs are amortized over periods in which the related premiums are earned, except for acquisition costs incurred from business assumed from XL Capital Assurance, Inc., which are amortized over a straight-line basis over the average maturity of the Company’s portfolio of reinsured transactions.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 does not affect the classification or measurement of shares that are conditionally redeemable, such as the Company's preferred shares, but rather addresses the classification and measurement of mandatorily redeemable financial instruments. Under FAS 150, mandatorily redeemable financial instruments are classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Under the terms of the Company's preferred shares, the instrument may be callable and/or putable at certain dates. However, the combination of these embedded features does not render the shares mandatorily redeemable because the redemption features are considered conditional. The Company's preferred shares would be considered mandatorily redeemable on the date the condition is resolved (when either party exercises its option). As at March 31, 2004, the Company was not required to reclass its redeemable preferred shares to Shareholder’s Equity.

In April 2003, FASB issued Statement No. 149. “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 also clarifies the types of financial guarantee contracts that are included in the scope exception of SFAS 133 and the characteristics of a derivative that contains financing components. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The adoption of SFAS 149 did not have a material effect on the Company’s financial condition and results of operations.

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. In December 2003, FASB issued a revision to FIN 46 (FIN 46-R) which clarified several provisions of FIN 46, superceded the related FASB Staff Positions (FSPs), and amended the effective date and transition of the pronouncement, except for certain types of entities. The Company was required to apply the provisions of FIN 46-R not later than March 31, 2004. However, the Company has applied the provisions of FIN 46 or FIN 46-R to those entities that are considered to be special-purpose entities as at March 31, 2004. The adoption of FIN 46 did not have a material effect on the Company’s financial condition and results of operations.

3.  Derivative Instruments

Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guaranty contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company’s credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of March 31, 2004 was $4.2 billion. Approximately 95% of the portfolio is rated AAA, with the remainder being split amongst AA, A and BBB respectively. The weighted average term of the contracts in force was 5.22 years.

The net fair value adjustment for the periods ended March 31, 2004 and 2003 was an unrealized gain (loss) of $6,029 and ($732), respectively. At March 31, 2004 and 2003, the Company had a net derivatives asset (liability) of $3,837 and ($12,081), respectively.

4.  Variable Interest Entities

The Company primarily provides financial guaranty reinsurance or enters into a credit derivative on the senior interests, which would otherwise be rated investment grade. The obligations related to these transactions are often securitized through variable interest entities. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company’s interest in these variable interest entities is not significant and therefore, not consolidated.

The Company provides insurance, reinsurance and a liquidity facility to a variable interest entity domiciled in the Cayman Islands. The variable interest entity was established primarily as a pass-through vehicle associated with a Medium Term Note program backed by a portfolio of investment grade bank perpetual securities and zero coupon notes. The variable interest entity had assets of approximately $1.4 billion as of March 31, 2004. The Company's maximum exposure to loss as a result of its insurance and reinsurance agreements with this variable interest entity was $348.9 million as of March 31, 2004. The Company could experience a loss in the event that the underlying assets do not perform as expected.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THREE MONTH PERIODS ENDED MARCH 31, 2004 AND 2003
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

5. Reinsurance

The effect of reinsurance on premiums written and earned for the three month periods ended March 31, 2004 and 2003 is shown below:

	Assumed	Ceded	Net

Three months ended March 31, 2004
Premium written	$47,067	$(6,998)	$40,069
Premium earned	26,464	(6,784)	19,680
Losses and loss adjustment expenses	1,844	(553)	1,291

Three months ended March 31, 2003
Premium written	$38,793	$(8,298)	$30,495
Premium earned	20,290	(7,102)	13,188
Losses and loss adjustment expenses	7,602	(1,741)	5,861